Exhibit 12
XL GROUP PLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Six Months Ended June 30,
(U.S. dollars in thousands, except ratios)	2015	2014
Earnings:
Pre-tax income (loss) from continuing operations	$951,930	$(80,444)
Fixed charges	146,936	100,571
Distributed income of equity investees	564,923	112,490
Subtotal	$1,663,789	$132,617
Less: Non-controlling interests	3,874	1,129
Preference share dividends	38,395	38,312
Total earnings (loss)	$1,621,520	$93,176

Fixed charges:
Interest costs	$80,519	$64,444
Accretion of deposit liabilities	20,586	(7,418)
Rental expense at 30% (1)	7,436	5,233
Total fixed charges	$108,541	$62,259
Preference share dividends	38,395	38,312
Total fixed charges and preference dividends	$146,936	$100,571

Ratio of earnings to fixed charges	14.9	1.5

Ratio of earnings to combined fixed charges and preference dividends	11.0	0.9

Deficiency - fixed charges only	N/A	N/A

Deficiency - fixed charges and preference dividends	N/A	$7,395.0
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(1)	30% represents a reasonable approximation of the interest factor.